[LMS MEDICAL SYSTEMS INC. LOGO]

LMS MEDICAL SYSTEMS INC.

For Immediate Release

                   LMS ANNOUNCES SECOND QUARTER 2007 REVENUES
             TOTAL REALIZED AND SIGNED Q2 CONTRACTS REACH $1 MILLION
                       CONTRACT BACKLOG INCREASES BY 37.5%

MONTREAL, QUEBEC, OCTOBER 30, 2006 - LMS MEDICAL SYSTEMS (TSX: LMZ, AMEX: LMZ),
a healthcare technology company and developer of the CALM(TM) clinical information system and risk management software tools for obstetrics, today reported revenues for the second quarter of fiscal 2007 ended September 30,
2006. All amounts are in Canadian dollars.

Revenues in Q2 2007 were $276,000 compared to $551,000 in Q2 2006 while contracts signed though not completed due to client availability or timely recognition of revenue, represented an additional $750,000. The backlog of signed and recurring contracts increased 37.5% to $2.75 million from $2.0 million reported in Q1 2007. Further, identified sales opportunities increased
12% to $28 million up from $25 million reported in Q1 2007. Year to date revenues increased by 11% to $907,000 and recurring maintenance and technical revenues continue to grow from our installed client base.

BUSINESS OUTLOOK AND GUIDANCE
LMS projects that revenue for the third and fourth quarter will grow substantially compared to last year, with sustained increases in the backlog of signed and recurring contracts, due to following factors:

     o    LMS' growing presence in the marketplace has supported extensive sales efforts with several groups of hospitals, which should drive additional revenue and backlog opportunities in the next two quarters.

     o    Newly signed contracts for CALM Shoulder Screen with two organizations providing medical malpractice insurance to physicians, University of
          Minnesota Physicians and Tristate Medical Insurance Company, have an immediate impact on LMS' backlog and quarterly revenues, starting in the third quarter of 2007. In addition, both contracts continue to build LMS' profile as a company providing leading proprietary software solutions leveraging innovative approaches for obstetrical risk prevention and reduction for insurers.

     o    CALM Shoulder Screen continues to gain momentum within the hospital environment as LMS, has received orders from the University of
          Maryland Medical Center and the OB/GYN Practice Group of the Montreal
          Jewish General Hospital.

     o    CALM Curve received Health Canada clearance as a standalone product and became available as a seamless web offering similar to CALM
          Shoulder Screen. This new standalone product will enable customers to use this tool with no investment in infrastructure, which should substantially reduce the sales cycle and bring forward additional revenue opportunities.

     o    Significant increases in revenues related to CALM Clinical Information
          Systems and associated risk management tools are anticipated pending the release of interoperability components with our distributor.

     o    As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the growth of our installed base.

Complete results for the second quarter along with Management's Discussion and
Analysis will be released in normal course on or about November 14th and will be available in Canada at www.sedar.com, in the United States at www.sec.gov and at
www.lmsmedical.com.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:

CONTACT:
Yves Grou, Chief Financial Officer
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext.238
Fax: (514) 488-1880
yves@lmsmedical.com/www.lmsmedical.com